FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Three-month Period Ended June 30, 2022
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 28, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Three-month Period Ended June 30, 2022 (IFRS, Consolidated)
July 28, 2022

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: August 4, 2022
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2022 (April 1 to June 30, 2022)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2022	972,465	2.4	150,515	(39.4)	155,473	(30.3)	105,021	(23.7)
Three-month Period Ended June 30, 2021	949,603	18.4	248,552	48.6	222,978	71.1	137,726	66.9

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2022	105,014	(23.7)	784,617	298.3	67.94		67.56
Three-month Period Ended June 30, 2021	137,684	66.9	197,005	102.6	87.96		87.45

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2022	319.1	28.2	145
Three-month Period Ended June 30, 2021	248.9	(11.4)	113

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2022	14,065,426	6,317,383	6,316,832	44.9	4,085.66
As of March 31, 2022	13,178,018	5,683,523	5,683,019	43.1	3,665.61

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2022	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2023	—
For the Fiscal Year Ending March 31, 2023 (Projection)		90.00	—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2023 (April 1, 2022 to March 31, 2023)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,690,000	3.4	520,000	12.8	411,000	35.8	292,000	26.9	188.13

	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2023	3,690,000	7.9	1,100,000	15.2	484
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

FY2022 Management Guidance
Core Growth at Constant Exchange Rate
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2022	1,582,263,225 shares
March 31, 2022	1,582,252,525 shares

2) Number of shares of treasury stock at period end:
June 30, 2022	36,163,177 shares
March 31, 2022	31,891,746 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2022	1,545,705,621 shares
June 30, 2021	1,565,249,233 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2022 (3) Outlook for the Fiscal Year Ending March 31, 2023" on page 9.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 28, 2022, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2022
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2022)

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
				Actual % Change	CER % Change*1
Revenue	949.6	972.5	22.9	2.4%	(6.8)%
Cost of sales	(241.3)	(292.9)	(51.6)	21.4%	11.3%
Selling, general and administrative expenses	(219.8)	(231.5)	(11.6)	5.3%	(4.4)%
Research and development expenses	(122.5)	(143.6)	(21.1)	17.2%	4.4%
Amortization and impairment losses on intangible assets associated with products	(102.8)	(131.3)	(28.5)	27.7%	12.5%
Other operating income	11.1	5.5	(5.6)	(50.7)%	(52.5)%
Other operating expenses	(25.8)	(28.2)	(2.4)	9.4%	(6.2)%
Operating profit	248.6	150.5	(98.0)	(39.4)%	(42.2)%
Finance income and (expenses), net	(25.2)	5.5	30.7	―	―
Share of loss of investments accounted for using the equity method	(0.4)	(0.5)	(0.1)	39.3%	(2.0)%
Profit before tax	223.0	155.5	(67.5)	(30.3)%	(33.7)%
Income tax expenses	(85.3)	(50.5)	34.8	(40.8)%	(41.7)%
Net profit for the period	137.7	105.0	(32.7)	(23.7)%	(28.7)%
*1 Please refer to (ii) Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Revenue. Revenue for the three-month period ended June 30, 2022 was 972.5 billion JPY, an increase of 22.9 billion JPY, or 2.4% (CER % change: -6.8%), compared to the same period of the previous fiscal year. The increase is primarily attributable to growth from business momentum and favorable foreign exchange rates, offsetting the decrease of revenue in the current period due to sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue in the same period of the previous fiscal year.
Revenue of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) increased by 145.8 billion JPY, or 20.6%, compared to the same period of the previous fiscal year, to 853.8 billion JPY. Each of our core therapeutic areas, except Oncology, contributed to positive revenue growth due to growth from business momentum and favorable foreign exchange rates. Generic erosion and intensified competition impacted certain Oncology products in the current period.
Revenue outside of our core therapeutic areas significantly decreased by 123.0 billion JPY, or 50.9%, compared to the same period of the previous fiscal year to 118.7 billion JPY, largely due to the aforementioned non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan recorded as revenue in the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
Japan*2	259.0	140.5	(118.4)	(45.7)%	(45.9)%
United States	412.2	501.1	88.8	21.6%	5.4%
Europe and Canada	178.7	205.6	26.8	15.0%	9.3%
Asia (excluding Japan)	40.3	46.1	5.8	14.4%	2.9%
Latin America	30.1	40.3	10.2	34.0%	16.7%
Russia/CIS	12.3	17.4	5.0	40.8%	24.7%
Other*3	17.0	21.6	4.6	26.8%	34.2%
Total	949.6	972.5	22.9	2.4%	(6.8)%
*1 Please refer to (ii) Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the three-month period ended June 30, 2021.
*3 Other includes the Middle East, Oceania and Africa.

Revenue by Therapeutic Area
The following shows revenue by therapeutic area:

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
Revenue:				Actual % change	CER % change*1
GI	210.5	270.4	59.9	28.4%	15.4%
Rare Diseases	155.5	181.6	26.2	16.8%	7.3%
Rare Hematology	72.2	79.1	6.9	9.6%	0.7%
Rare Genetics and Other	83.3	102.5	19.2	23.1%	13.1%
PDT Immunology	107.2	141.9	34.7	32.3%	18.0%
Oncology	121.4	117.5	(3.9)	(3.2)%	(10.1)%
Neuroscience	113.4	142.4	29.0	25.6%	10.7%
Other*2	241.6	118.7	(123.0)	(50.9)%	(52.9)%
Total	949.6	972.5	22.9	2.4%	(6.8)%
*1 Please refer to (ii) Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
*2 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the three-month period ended June 30, 2021.

Year-on-year change in revenue for this three-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 270.4 billion JPY, a year-on-year increase of 59.9 billion JPY, or 28.4% (CER % change: 15.4%). Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 168.3 billion JPY and a year-on-year increase of 42.9 billion JPY, or 34.2%. Sales of ENTYVIO in the U.S. increased by 34.2 billion JPY, or 40.9%, to 117.9 billion JPY driven by continued increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales headwinds of ENTYVIO associated with COVID-19 experienced in the previous quarter ended March 31, 2022 have been gradually improved in the current period and shipment timing has been largely resolved. Sales of ENTYVIO in Europe and Canada increased by 6.2 billion JPY, or 18.8%, to 38.9 billion JPY. In the Growth and Emerging Markets, the increase in sales of ENTYVIO was led by growth in Brazil. Sales of DEXILANT (for acid reflux disease) were 22.3 billion JPY, an increase of 11.5 billion JPY, or 107.0% versus the same period of the previous fiscal year, due to the increased sales of authorized generics in the U.S. Sales of TAKECAB/VOCINTI (for acid-related diseases) were 27.6 billion JPY, an increase of 3.4 billion JPY, or 13.9%, versus the same period of the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration, despite a negative impact associated with the market expansion re-pricing applied in April 2022 in Japan. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 21.9 billion JPY, an increase of 3.8 billion JPY, or 20.9%, primarily due to increased market penetration and new country launches including Japan in August 2021.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
•Rare Diseases. In Rare Diseases, revenue was 181.6 billion JPY, a year-on-year increase of 26.2 billion JPY, or 16.8% (CER % change: 7.3%).
Revenue in Rare Hematology increased by 6.9 billion JPY, or 9.6% (CER % change: 0.7%), to 79.1 billion JPY. Sales of ADVATE (for hemophilia A) increased by 1.4 billion JPY, or 4.7%, to 32.1 billion JPY, and sales of ADYNOVATE/ADYNOVI (for hemophilia A) increased by 2.1 billion JPY, or 13.9%, to 17.5 billion JPY, both helped by favorable foreign exchange rates. FEIBA (for hemophilia A and B) sales decreased by 0.9 billion JPY, or 7.6%, to 10.5 billion JPY, negatively impacted by competition in the U.S.
Revenue in Rare Genetics and Other was 102.5 billion JPY, a year-on-year increase of 19.2 billion JPY, or 23.1% (CER % change: 13.1%). Sales of TAKHZYRO (for hereditary angioedema) were 34.0 billion JPY, an increase of 8.6 billion JPY, or 33.7%, versus the same period of the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of REPLAGAL (for Fabry disease) increased by 3.6 billion JPY, or 25.3%, to 17.6 billion JPY, primarily due to the succession of manufacturing and marketing rights in Japan upon expiration of the license agreement in February 2022. Sales of other enzyme replacement therapies ELAPRASE (for Hunter syndrome) and VPRIV (for Gaucher disease) increased by 3.6 billion JPY and 1.4 billion JPY, respectively, primarily due to Growth and Emerging Markets. Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease), which was launched in the U.S. in December 2021, were 2.2 billion JPY in the current period.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 34.7 billion JPY, or 32.3% (CER % change: 18.0%) compared to the same period of the previous fiscal year, to 141.9 billion JPY. Aggregate sales of immunoglobulin products were 111.8 billion JPY, an increase of 30.2 billion JPY, or 37.0%, compared to the same period of the previous fiscal year. In particular, sales of GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to continued strong demand globally, especially in the U.S. where the pandemic pressure is now easing, and enabled by growing supply. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit percentage of revenue growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 22.0 billion JPY, an increase of 4.2 billion JPY, or 23.8%, versus the same period of the previous fiscal year driven by strong HUMAN ALBUMIN demand in Growth and Emerging Markets.
•Oncology. In Oncology, revenue was 117.5 billion JPY, a year-on-year decrease of 3.9 billion JPY, or 3.2% (CER % change: -10.1%), impacted by the start of rapid generic erosion of VELCADE (for multiple myeloma) sales in the U.S. Sales of VELCADE decreased by 13.6 billion JPY, or 45.3% versus the same period of the previous fiscal year to 16.5 billion JPY predominantly due to multiple generic entrants in the U.S. starting in May 2022. Sales of NINLARO (for multiple myeloma) were 23.7 billion JPY, a decrease of 0.6 billion JPY, or 2.6%, versus the same period of the previous fiscal year. Sales of NINLARO in the U.S. decreased by 0.6 billion JPY, or 4.0%, due to competition and decreased demand. Decreased sales of VELCADE and NINLARO were partially offset by increases in sales of other Oncology products such as ADCETRIS (for malignant lymphomas) with sales increase of 2.7 billion JPY, or 15.9%, versus the same period of the previous fiscal year to 20.0 billion JPY, led by strong growth in countries such as Italy and Japan. Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 1.8 billion JPY, or 6.8%, versus the same period of the previous fiscal year to 28.0 billion JPY mainly driven by increased sales in China with improved supply, which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of ALUNBRIG (for non-small cell lung cancer) were 4.5 billion JPY, an increase of 1.4 billion JPY, or 45.9%, benefitting from strong demand in Japan and Europe. Sales of ZEJULA (for ovarian cancer) increased by 1.5 billion JPY, or 94.0%, to 3.0 billion JPY, predominantly in Japan. Sales of EXKIVITY (for non-small cell lung cancer), which launched in the U.S. in September 2021, was 0.7 billion JPY in the current period.
•Neuroscience. In Neuroscience, revenue was 142.4 billion JPY, a year-on-year increase of 29.0 billion JPY, or 25.6% (CER % change: 10.7%). Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 100.0 billion JPY, an increase of 20.8 billion JPY, or 26.2%, versus the same period of the previous fiscal year mainly driven by the growth of the adult market in the U.S. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 21.4 billion JPY, an increase of 3.6 billion JPY, or 20.0%, versus the same period of the previous fiscal year, primarily due to increasing prescriptions in the U.S. and in Japan. Sales of ADDERALL XR (for ADHD) increased by 2.2 billion JPY, or 56.4%, versus the same period of the previous fiscal year, to 6.2 billion JPY due to the sales increase mainly in the U.S. Sales of INTUNIV (for ADHD) also increased by 1.9 billion JPY, or 57.3%, versus the same period of the previous fiscal year, to 5.1 billion JPY driven by the sales increase in Japan.

Cost of Sales. Cost of Sales increased by 51.6 billion JPY, or 21.4% (CER % change: 11.3%), to 292.9 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase in our core therapeutic areas as compared to the same period of the previous fiscal year. The Cost of Sales Ratio increased by 4.7 pp compared to the same period of the previous fiscal year to 30.1%. The main reason for the increase in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue in the same period

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
of the previous fiscal year.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 11.6 billion JPY, or 5.3% (CER % change: -4.4%) compared to the same period of the previous fiscal year, to 231.5 billion JPY, due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 21.1 billion JPY, or 17.2% (CER % change: 4.4%) compared to the same period of the previous fiscal year, to 143.6 billion JPY, mainly due to the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 28.5 billion JPY, or 27.7% (CER % change: 12.5%) compared to the same period of the previous fiscal year, to 131.3 billion JPY, mainly due to the impact from the depreciation of the yen in the current period and impairment charges related to certain assets recorded in the current period.
Other Operating Income. Other Operating Income was 5.5 billion JPY, a decrease of 5.6 billion JPY, or 50.7% (CER % change: -52.5%), compared to the same period of the previous fiscal year primarily due to certain settlement proceeds received in the same period of the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 28.2 billion JPY, an increase of 2.4 billion JPY, or 9.4% (CER % change: -6.2%), compared to the same period of the previous fiscal year, primarily due to an increase of 6.6 billion JPY valuation reserve for pre-launch inventories, which was partially offset by a decrease in restructuring expenses attributable to the decrease in Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit decreased by 98.0 billion JPY, or 39.4% (CER % change: -42.2%) compared to the same period of the previous fiscal year to 150.5 billion JPY.

Net Finance Income. Net Finance Income was 5.5 billion JPY in the current period, an increase of 30.7 billion JPY compared to Net Finance Expenses of 25.2 billion JPY for the same period of the previous fiscal year. Included in the current period are a gain on prior equity method investments related to the acquisition of GammaDelta Therapeutics and Adaptate Biotherapeutics in April 2022 as well as a derivative gain on the warrant to purchase stocks of a company that went public in May 2022 recorded in the current period.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 0.5 billion JPY, an increase of 0.1 billion JPY, or 39.3% (CER % change: -2.0%), compared to the same period of the previous fiscal year.

Income Tax Expenses. Income Tax Expenses were 50.5 billion JPY, a decrease of 34.8 billion JPY, or 40.8% (CER % change; -41.7%), compared to the same period of the previous year. This decrease was primarily due to a tax charge of 62.7 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 in the same period of the previous year as well as lower pretax earnings. These decreases were partially offset by the tax benefits from internal entity restructuring transactions in the same period of the previous year and tax charges from write-down of deferred tax assets in the current period.
Net Profit for the Period. Net Profit for the Period decreased by 32.7 billion JPY, or 23.7% (CER % change: -28.7%), compared to the same period of the previous fiscal year to 105.0 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(ii) Core Results (April 1 to June 30, 2022)
Definition of Core financial measures and Constant Exchange Rate change
Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

CER (Constant Exchange Rate) change eliminates the effect of foreign exchange rates from year-over-year comparisons by translating Reported or Core results for the current period using corresponding exchange rates in the same period of the previous fiscal year.

Results of Core Operations

	Billion JPY or percentage
	FY2021 Q1	FY2022 Q1	Change versus the same period of the previous fiscal year
				Actual % change	CER % change
Core Revenue	816.6	972.5	155.9	19.1%	8.3%
Core Operating Profit	248.9	319.1	70.1	28.2%	17.0%
Core EPS (yen)	113	145	32	28.5%	15.8%

Core Revenue for the three-month period ended June 30, 2022 was 972.5 billion JPY, an increase of 155.9 billion JPY, or 19.1% (CER % change: 8.3%), compared to the same period of the previous fiscal year. Core revenue for the three-month period ended June 30, 2021, was 816.6 billion JPY, which excluded the non-recurring 133.0 billion JPY selling price of the diabetes portfolio in Japan. There was no significant item unrelated to Takeda’s core operations excluded from revenue in the current period, therefore, Core revenue was the same as Reported revenue at 972.5 billion JPY. Business momentum was led by Takeda’s Growth and Launch Products* which totaled 363.6 billion JPY, a year-on-year increase of 104.5 billion JPY, or 40.3% (CER % change: 25.8%).
*    Takeda’s Growth and Launch Products
    GI: ENTYVIO, ALOFISEL
    Rare Diseases: TAKHZYRO, LIVTENCITY
    PDT Immunology: Immunoglobulin products including GAMMAGARD LIQUID, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology: ALUNBRIG, EXKIVITY
Other: SPIKEVAX Intramuscular Injection, NUVAXOVID Intramuscular Injection

Core Operating Profit for the current period was 319.1 billion JPY, an increase of 70.1 billion JPY or 28.2% (CER % change: 17.0%) compared to the same period of the previous fiscal year driven by revenue growth in our core therapeutic areas and the depreciation of the yen in the current period.

Core EPS for the current period was 145 yen, an increase of 32 yen, or 28.5% (CER % change: 15.8%), compared to the same period of the previous fiscal year.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2022 were 14,065.4 billion JPY, reflecting an increase of 887.4 billion JPY compared to the previous fiscal year-end. Goodwill, Intangible Assets, and Property, Plant and Equipment increased by 405.9 billion JPY, 326.5 billion JPY, and 122.6 billion JPY respectively mainly due to the effect of foreign currency translation. The increases including the impact on these assets were partially offset by a decrease of 203.7 billion JPY in Cash and Cash Equivalents.
Liabilities. Total Liabilities as of June 30, 2022 were 7,748.0 billion JPY, reflecting an increase of 253.5 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 256.8 billion JPY to 4,602.3 billion JPY* primarily due to the effect of foreign currency translation and Income Taxes Payable increased by 53.4 billion JPY. These increases were partially offset by a decrease in Trade and Other Payables of 91.9 billion JPY.
* The carrying amount of Bonds was 3,873.3 billion JPY and Loans was 728.9 billion JPY as of June 30, 2022. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,301 million USD)	June 2015	June 2025 ~ June 2045	177.6
Unsecured US dollar denominated senior notes (4,000 million USD)	September 2016	September 2023 ~ September 2026	521.1
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	530.6
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	440.8
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.3
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	947.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	508.4
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.4
Total			3,873.3

Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	204.1
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			1.4
Total			728.9
On April 23, 2022, Takeda redeemed 219 million USD of unsecured U.S. dollar-denominated senior notes issued in June 2015 in advance of their original maturity date of June 23, 2022.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
Equity. Total Equity as of June 30, 2022 was 6,317.4 billion JPY, an increase of 633.9 billion JPY compared to the previous fiscal year-end. This was primarily resulted from an increase of 668.5 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen. This increase was partially offset by a decrease in Retained Earnings of 20.0 billion JPY and an increase in Treasury Shares of 13.2 billion JPY mainly due to the share buybacks conducted in the current period. The decrease in Retained Earnings was primarily attributable to the dividends payments of 138.2 billion JPY partially offset by Net Profit for the Period.
Consolidated Cash Flows

	Billion JPY
	FY2021 Q1	FY2022 Q1
Net cash from (used in) operating activities	166.9	84.2
Net cash from (used in) investing activities	(70.4)	(94.7)
Net cash from (used in) financing activities	(411.0)	(215.7)
Net increase (decrease) in cash and cash equivalents	(314.6)	(226.2)
Cash and cash equivalents at the beginning of the year	966.2	849.7
Effects of exchange rate changes on cash and cash equivalents	3.3	22.5
Cash and cash equivalents at the end of the period	654.9	646.0
Net cash from operating activities was 84.2 billion JPY for the current period compared to 166.9 billion JPY for the same period of the previous year. The decrease of 82.6 billion JPY was primarily driven by lower net profit for the period adjusted for non-cash items and other adjustments, which includes income and expenses related to the financing activities, as well as a decrease in trade and other payables and a decrease in other financial liabilities. These unfavorable impacts were partially offset by an increase in provisions.
Net cash used in investing activities was 94.7 billion JPY for the current period compared to 70.4 billion JPY for the same period of the previous year. This increase of 24.3 billion JPY was mainly due to an increase of 43.8 billion JPY in acquisition of intangible assets and an increase of 12.3 billion JPY in acquisition of property, plant and equipment, partially offset by a decrease of 27.5 billion JPY in acquisition of business (net of cash and cash equivalents acquired).
Net cash used in financing activities was 215.7 billion JPY for the current period compared to 411.0 billion JPY for the same period of the previous year. The decrease of 195.3 billion JPY was mainly due to a decrease in repayments of bonds and long-term loans of 216.1 billion JPY, partially offset by an increase in purchase of treasury shares of 24.4 billion JPY resulting from the share buybacks conducted in the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2023
The full year consolidated reported forecast for the fiscal year ending March 31, 2023 (FY2022) has not been changed from the forecast announced at the FY2021 financial results announcement on May 11, 2022.
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2023 (FY2022)

			Billion JPY or percentage
	FY2021	FY2022	Change over the previous year
Revenue	3,569.0	3,690.0	121.0	3.4%
Operating profit	460.8	520.0	59.2	12.8%
Profit before tax	302.6	411.0	108.4	35.8%
Net profit for the year (attributable to owners of the Company)	230.1	292.0	61.9	26.9%
EPS (JPY)	147.14	188.13	40.99	27.9%
Core Revenue	3,420.5	3,690.0	269.5	7.9%
Core Operating Profit	955.2	1,100.0	144.8	15.2%
Core EPS (JPY)	425	484	60	14.0%

Major assumptions used in preparing the FY2022 Revised Reported Forecast

		Billion JPY or percentage
	FY2021	FY2022
FX rates	1 USD = 112 JPY 1 Euro = 131 JPY 1 RUB = 1.5 JPY 1 BRL = 20.9 JPY 1 CNY = 17.4 JPY	1 USD = 119 JPY 1 Euro = 133 JPY 1 RUB = 1.3 JPY 1 BRL = 24.0 JPY 1 CNY = 18.8 JPY
R&D expenses	(526.1)	(570.0)
Amortization of intangible assets associated with products	(418.8)	(438.0)
Of which Shire acquisition related	(339.7)	(358.0)
Impairment of intangible assets associated with products	(54.1)	(50.0)
Other operating income	43.1	12.0
Other operating expenses	(159.1)	(73.0)
Japan diabetes portfolio divestiture gain	131.4	ー
Other Core Operating Profit adjustments	(36.9)	(31.0)
Of which Shire acquisition related to unwind of inventories step-up	(31.9)	(22.0)
Finance income and (expenses), net	(142.9)	(107.0)
Free cash flow	943.7	600.0 - 700.0
Capital expenditures (cash flow base)	(186.0)	(260.0 - 310.0)
Depreciation and amortization (excluding intangible assets associated with products)	(161.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~12%	Mid-teen %

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
Management Guidance
Beginning with FY2022, Takeda uses growth in its Core financial measures on a Constant Exchange Rate basis (“Core Growth at CER”) to provide its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2023 (FY2022) has not been changed from the management guidance announced at the FY2021 financial results announcement on May 11, 2022.

FY2022 Management Guidance Core Growth at CER*
Core Revenue Growth	Low-single-digit growth
Core Operating Profit Growth	High-single-digit growth
Core EPS Growth	High-single-digit growth
* Please refer to 1. Financial Highlights for the Three-month Period Ended June 30, 2022, (1) Business Performance, (ii) Core Results (April 1 to June 30, 2022), Definition of Core financial measures and Constant Exchange Rate change, for the definition.
Other assumptions used in preparing the FY2022 Reported Forecast and the Management Guidance
•Based on currently available information, Takeda expects that its financial results for FY2022 will not be materially affected by COVID-19 or the crisis in Ukraine and Russia and, accordingly, Takeda's FY2022 reported forecast and the management guidance reflect this expectation.
•The FY2022 reported forecast and the management guidance include approximately 50.0 billion JPY revenue contribution from COVID-19 vaccines.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(4) Other

Takeda's Initiatives to Mitigate the Impact of COVID-19
Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the internal protocols we have put in place, and monitor any potential impacts of the effects and evolution of COVID-19, including new variants, on our business activities.
Takeda is manufacturing NUVAXOVID Intramuscular Injection, a novel recombinant protein-based COVID-19 vaccine which was licensed and transferred its manufacturing technologies from Novavax, at its Hikari facility and distributing it in Japan since May 2022. Also, Takeda will continue to provide distribution support in bringing mRNA COVID-19 vaccine, SPIKEVAX Intramuscular Injection, to Japan through the partnership with Moderna.

Takeda’s Operations in Ukraine and Russia
Our commitment to patients, regardless of where they live, and to our people is unwavering and is even more important in times of crisis. Takeda is making every effort to protect our colleagues in Ukraine and to continue to supply patients in Ukraine and in the region with much needed treatments.
Takeda discontinued activities in Russia that are not essential to maintaining the supply of medicines to patients and providing ongoing support to our employees. This includes suspending all new investments, suspending advertising and promotion, not initiating new clinical trials and stopping enrollment of new patients in ongoing clinical trials. Our focus only on essential activities is consistent with our values and ethical responsibility to our patients in Ukraine, Russia and the region who depend on our treatments. This commitment notwithstanding, we are adhering to all international sanctions imposed on Russia.
We will be increasing our humanitarian relief efforts, including monetary and medicine donations to benefit people affected by the conflict in Ukraine, and we will continue to assess new ways to provide support as we look to meet the needs of patients across the region.
In the three-month period ended June 30, 2022, revenue attributable to Russia/CIS represented 1.8% of Takeda’s total consolidated revenue of 972.5 billion JPY, as indicated in the Revenue by Region in 1. Financial Highlights for the Three-month Period Ended June 30, 2022, (1) Business Performance, (i) Consolidated Financial Results (April 1 to June 30, 2022). There was no material financial impact on Takeda’s financial results for the current period resulting from the crisis in these countries. However, depending on the future status of the crisis, our results of operations and financial conditions could be adversely affected.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2021	2022
Revenue	949,603	972,465
Cost of sales	(241,264)	(292,882)
Selling, general and administrative expenses	(219,843)	(231,480)
Research and development expenses	(122,480)	(143,607)
Amortization and impairment losses on intangible assets associated with products	(102,824)	(131,277)
Other operating income	11,118	5,479
Other operating expenses	(25,758)	(28,182)
Operating profit	248,552	150,515
Finance income	45,851	60,925
Finance expenses	(71,068)	(55,469)
Share of loss of investments accounted for using the equity method	(357)	(497)
Profit before tax	222,978	155,473
Income tax expenses	(85,252)	(50,452)
Net profit for the period	137,726	105,021
Attributable to:
Owners of the Company	137,684	105,014
Non-controlling interests	43	7
Net profit for the period	137,726	105,021
Earnings per share (JPY)
Basic earnings per share	87.96	67.94
Diluted earnings per share	87.45	67.56

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Net profit for the period	137,726	105,021
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	15,877	(180)
Remeasurement of defined benefit pension plans	(57)	10,533
	15,819	10,354
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	28,280	722,771
Cash flow hedges	12,948	(25,473)
Hedging cost	2,230	(27,415)
Share of other comprehensive income (loss) of investments accounted for using the equity method	2	(641)
	43,460	669,242
Other comprehensive income for the period, net of tax	59,279	679,596
Total comprehensive income for the period	197,005	784,617
Attributable to:
Owners of the Company	196,956	784,571
Non-controlling interests	49	46
Total comprehensive income for the period	197,005	784,617

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2022	As of June 30, 2022
ASSETS
Non-current assets:
Property, plant and equipment	1,582,800	1,705,367
Goodwill	4,407,749	4,813,610
Intangible assets	3,818,544	4,145,090
Investments accounted for using the equity method	96,579	97,091
Other financial assets	233,554	284,516
Other non-current assets	82,611	84,677
Deferred tax assets	362,539	385,559
Total non-current assets	10,584,376	11,515,911
Current assets:
Inventories	853,167	927,511
Trade and other receivables	696,644	762,126
Other financial assets	25,305	18,543
Income taxes receivable	27,733	31,966
Other current assets	141,099	163,377
Cash and cash equivalents	849,695	645,991
Total current assets	2,593,642	2,549,515
Total assets	13,178,018	14,065,426

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,141,418	4,320,357
Other financial liabilities	468,943	508,863
Net defined benefit liabilities	145,847	139,273
Income taxes payable	21,634	26,566
Provisions	52,199	56,418
Other non-current liabilities	67,214	72,819
Deferred tax liabilities	451,511	456,806
Total non-current liabilities	5,348,764	5,581,101
Current liabilities:
Bonds and loans	203,993	281,897
Trade and other payables	516,297	424,358
Other financial liabilities	196,071	139,648
Income taxes payable	200,918	249,433
Provisions	443,502	464,929
Other current liabilities	584,949	606,677
Total current liabilities	2,145,730	2,166,942
Total liabilities	7,494,495	7,748,043

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)

	JPY (millions)
	As of March 31, 2022	As of June 30, 2022
EQUITY
Share capital	1,676,263	1,676,277
Share premium	1,708,873	1,707,336
Treasury shares	(116,007)	(129,184)
Retained earnings	1,479,716	1,459,764
Other components of equity	934,173	1,602,638
Equity attributable to owners of the company	5,683,019	6,316,832
Non-controlling interests	504	551
Total equity	5,683,523	6,317,383
Total liabilities and equity	13,178,018	14,065,426

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2021 (From April 1 to June 30, 2021)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the period				137,684
Other comprehensive income (loss)					28,208	15,944
Comprehensive income (loss) for the period	—	—	—	137,684	28,208	15,944
Transactions with owners:
Issuance of new shares	980	6,898
Acquisition of treasury shares			(4,464)
Disposal of treasury shares		(0)	0
Dividends				(141,859)
Changes in ownership				(2,143)
Transfers from other components of equity				224		(281)
Share-based compensation		8,547
Exercise of share-based awards		(21,365)	21,671
Total transactions with owners	980	(5,919)	17,208	(143,779)	—	(281)
As of June 30, 2021	1,669,125	1,682,504	(42,344)	1,503,811	429,006	57,646

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period				—	137,684	43	137,726
Other comprehensive income (loss)	12,948	2,230	(57)	59,272	59,272	7	59,279
Comprehensive income (loss) for the period	12,948	2,230	(57)	59,272	196,956	49	197,005
Transactions with owners:
Issuance of new shares				—	7,878		7,878
Acquisition of treasury shares				—	(4,464)		(4,464)
Disposal of treasury shares				—	0		0
Dividends				—	(141,859)		(141,859)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			57	(224)	—		—
Share-based compensation				—	8,547		8,547
Exercise of share-based awards				—	307		307
Total transactions with owners	—	—	57	(224)	(131,734)	(3,804)	(135,539)
As of June 30, 2021	(55,126)	(6,362)	—	425,163	5,238,258	385	5,238,643

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
Three-month period ended June 30, 2022 (From April 1 to June 30, 2022)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2022	1,676,263	1,708,873	(116,007)	1,479,716	984,141	22,068
Effect of hyperinflation				(1,960)	4,121
Restated opening balance	1,676,263	1,708,873	(116,007)	1,477,756	988,263	22,068
Net profit for the period				105,014
Other comprehensive income (loss)					722,137	(225)
Comprehensive income (loss) for the period	—	—	—	105,014	722,137	(225)
Transactions with owners:
Issuance of new shares	14	14
Acquisition of treasury shares		(5)	(27,045)
Dividends				(138,218)
Transfers from other components of equity				15,213		(4,679)
Share-based compensation		12,292
Exercise of share-based awards		(13,838)	13,867
Total transactions with owners	14	(1,537)	(13,177)	(123,005)	—	(4,679)
As of June 30, 2022	1,676,277	1,707,336	(129,184)	1,459,764	1,710,399	17,163

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2022	(65,901)	(6,135)	—	934,173	5,683,019	504	5,683,523
Effect of hyperinflation				4,121	2,161		2,161
Restated opening balance	(65,901)	(6,135)	—	938,294	5,685,180	504	5,685,684
Net profit for the period				—	105,014	7	105,021
Other comprehensive income (loss)	(25,473)	(27,415)	10,533	679,557	679,557	39	679,596
Comprehensive income (loss) for the period	(25,473)	(27,415)	10,533	679,557	784,571	46	784,617
Transactions with owners:
Issuance of new shares				—	29		29
Acquisition of treasury shares				—	(27,050)		(27,050)
Dividends				—	(138,218)		(138,218)
Transfers from other components of equity			(10,533)	(15,213)	—		—
Share-based compensation				—	12,292		12,292
Exercise of share-based awards				—	30		30
Total transactions with owners	—	—	(10,533)	(15,213)	(152,918)	—	(152,918)
As of June 30, 2022	(91,375)	(33,549)	—	1,602,638	6,316,832	551	6,317,383

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Cash flows from operating activities:
Net profit for the period	137,726	105,021
Depreciation and amortization	142,948	158,283
Impairment losses	53	14,238
Equity-settled share-based compensation	8,547	12,292
Loss on sales and disposal of property, plant and equipment	94	7
Gain on divestment of business and subsidiaries	(365)	(320)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	(934)	136
Finance (income) and expenses, net	25,216	(5,456)
Share of loss of investments accounted for using the equity method	357	497
Income tax expenses	85,252	50,452
Changes in assets and liabilities:
Increase in trade and other receivables	(41,835)	(17,970)
Increase in inventories	(21,009)	(9,118)
Decrease in trade and other payables	(24,854)	(97,123)
Decrease in provisions	(65,217)	(20,106)
Decrease in other financial liabilities	(7,985)	(44,152)
Other, net	(35,236)	(41,583)
Cash generated from operations	202,760	105,097
Income taxes paid	(35,902)	(24,945)
Tax refunds and interest on tax refunds received	—	4,090
Net cash from operating activities	166,858	84,241
Cash flows from investing activities:
Interest received	349	470
Dividends received	139	138
Acquisition of property, plant and equipment	(29,838)	(42,125)
Proceeds from sales of property, plant and equipment	79	34
Acquisition of intangible assets	(12,454)	(56,251)
Acquisition of investments	(3,251)	(2,933)
Proceeds from sales and redemption of investments	483	6,178
Acquisition of businesses, net of cash and cash equivalents acquired	(27,549)	—
Proceeds from sales of business, net of cash and cash equivalents divested	2,138	—
Other, net	(543)	(224)
Net cash used in investing activities	(70,445)	(94,714)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2021	2022
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	1	—
Repayments of bonds and long-term loans	(242,919)	(26,804)
Acquisition of treasury shares	(2,542)	(26,929)
Interest paid	(23,218)	(22,770)
Dividends paid	(132,032)	(128,873)
Repayments of lease liabilities	(10,328)	(10,325)
Other, net	—	(17)
Net cash used in financing activities	(411,038)	(215,717)
Net decrease in cash and cash equivalents	(314,625)	(226,190)
Cash and cash equivalents at the beginning of the year	966,222	849,695
Effects of exchange rate changes on cash and cash equivalents	3,324	22,485
Cash and cash equivalents at the end of the period	654,920	645,991

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2022 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2022.
Takeda calculated income tax expenses for the three-month period ended June 30, 2022, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Not applicable.
(Significant Subsequent Events)
Not applicable.